

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

<u>Via Facsimile</u>
Panagiotis Drakopoulos
Chief Executive Officer
Prime Estates and Developments, Inc.
200 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

> **Re: Prime Estates and Developments, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 26, 2012**
> **File No. 000-54436**

Dear Mr. Drakopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended July 31, 2012 filed October 26, 2012</u>

<u>General</u>

1. We note your disclosure on page 4 regarding your business plan to acquire and operate commercial real estate and real estate related assets. However, it appears from your disclosure elsewhere that you have pursued business transactions in other areas, such as forestry, and you have not earned any revenues, apart from de minimus interest income, since your inception. In future Exchange Act periodic reports, please specifically discuss any steps you have taken to implement your business plan.

Plan of Operation in the Next Twelve Months, page 9

2. In future Exchange Act periodic reports, please quantify the amount of additional funds you need to cover your operational expenses and provide more specific details regarding your plan to acquire such funds. For example, if applicable, disclose what steps you have taken to try to secure debt financing.

Internal Control over Financial Reporting, page 13

3. In future Exchange Act periodic reports, to the extent applicable, please specifically discuss any plans you have and/or steps you have taken to remedy your material weakness.

Exhibit 31.1 and 31.2

4. We noted the omission of paragraph 4(b) referring to internal controls over financial reporting. Also, we noted that the identification of the certifying individual at the beginning of the certifications also includes the title of the certifying individual. Please amend your Form 10-K to file certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief